BIOLASE TECHNOLOGY, INC.

981 Calle Amanecer

San Clemente, CA 92673

July 2, 2003

Mary Beth Breslin, Esq.

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 0306

Washington, D.C. 20549

Re:	BioLase Technology, Inc.

Registration Statement on Form S-3 (File No. 333-106290)

Dear Ms. Breslin:

BioLase Technology, Inc., is refiling its application for withdrawal of the above-referenced registration statement in accordance with Rule 477 of the Securities Act of 1933, as amended, which requires that the application be signed by the registrant. An application for withdrawal was previously filed on June 30, 2003.

We hereby apply for withdrawal of the above-referenced registration statement on Form S-3, together with all exhibits thereto, pursuant to Rule 477 under the Securities Act of 1933, as amended. We seek to withdraw this registration statement because we plan to include the shares held by American Medical Technologies, Inc., in the registration statement on Form S-3 (File No. 333-106260) relating to the proposed offering of 2,875,000 shares of our common stock. On June 30, 2003, we filed an amendment to the registration statement on Form S-3 relating to the proposed offering of 2,875,000 shares of our common stock, which reflects that the shares held by American Medical Technologies, Inc., will be included in the underwriters’ over-allotment option.

We believe that a withdrawal of the separate registration statement relating to the shares held by American Medical Technologies, Inc., is consistent with the public interest and the protection of investors. No securities were sold in connection with the proposed offering described in this registration statement. Please contact our legal counsel, Ethan D. Feffer or Albert P. Asatoorian of Pillsbury Winthrop LLP should you have further questions regarding our request for withdrawal. You can reach Ethan D. Feffer at (714) 436-6884 and Albert P. Asatoorian at (213) 488-7420.

Very truly yours,

/s/    Jeffrey W. Jones

Jeffrey W. Jones